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                               September 23, 2021

       Zhe Zhang
       Chief Executive Officer
       Alpha Star Acquisition Corp
       80 Broad Street, 5th Floor
       New York, NY 10004

                                                        Re: Alpha Star
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 19,
2021
                                                            File No. 333-257521

       Dear Mr. Zhang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed on August 19, 2021

       Cover Page

   1. We note that a majority of your executive officers and/or directors are located in or have significant ties to
China/Hong Kong, and you may identify and submit for
                                                        shareholder approval a
business combination with a target business located or based in
                                                        China. Please disclose
this prominently on the prospectus cover page. Your disclosure also should describe
the legal and operational risks associated with being based in or acquiring a company
that does business in China. Your disclosure should make clear whether these risks
could result in a material change in your or the target company   s post-
                                                        combination operations
and/or the value of your ordinary shares or could significantly limit or completely
hinder your ability to offer or continue to offer securities to investors and cause the value of
such securities to significantly decline or be worthless. Your
 Zhe Zhang
FirstName
Alpha Star LastNameZhe   Zhang
           Acquisition Corp
Comapany 23,
September  NameAlpha
               2021    Star Acquisition Corp
September
Page 2     23, 2021 Page 2
FirstName LastName
         disclosure should address how recent statements and regulatory actions
by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Summary, page 1

2. We note the discussion of variable interest entities on page 47. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Please include this disclosure in your summary and expand it in both the summary and on page 47 to explain that the entity in which investors may hold their interest may
         not be the entity or entities through which the company   s operations
may be conducted in
         China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders, and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. We note the fifth bullet point on page 28 regarding actions by the government of China.
         Please revise your summary of risk factors to disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. In your summary, please disclose each permission that you are required to obtain from
         Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any
 Zhe Zhang
FirstName
Alpha Star LastNameZhe   Zhang
           Acquisition Corp
Comapany 23,
September  NameAlpha
               2021    Star Acquisition Corp
September
Page 3     23, 2021 Page 3
FirstName LastName
         permissions have been denied.
5. In your summary, please provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China.
         Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated
         VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6. We note the reference on page 47 to the U.S. Holding Foreign Companies Accountable
         Act and potential delisting of the operating company. In your summary, please disclose that trading in your securities may be prohibited under the Holding Foreign Companies
         Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
Risk Factors, page 46

7. We note the discussion on page 48 regarding PRC laws and regulations and the use of a variable interest entity. To the extent that you may acquire a company that uses or may use a VIE structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Zhe Zhang
Alpha Star Acquisition Corp
September 23, 2021
Page 4
10. We note the reference on page 48 to various laws and regulations, including those relating to cyber security. In light of recent events indicating greater oversight by the Cyberspace
      Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael Davis at 202-551-4385 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameZhe Zhang
                                                           Division of
Corporation Finance
Comapany NameAlpha Star Acquisition Corp
                                                           Office of Real
Estate & Construction
September 23, 2021 Page 4
cc:       Brian Daughney
FirstName LastName